SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Motive, Inc.
(Name of Subject Company (issuer))
Magic Acquisition Subsidiary Inc.
Lucent Technologies Inc.
Alcatel Lucent
(Names of Filing Persons (offeror))
Common Stock, par value $0.001 per share
(Title of Class of Securities)
61980V107
(CUSIP Number of Class of Securities)
Steven R. Reynolds
General Counsel
Lucent Technologies Inc.
600 Mountain Avenue
Murray Hill, NJ 07974
(908) 582-8500
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
with a copy to:
Robert J. Rawn
Michael R. McCoy
Bryan Cave LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 541-2000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$76,102,028.10	$2,990.81

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was determined by multiplying the purchase price of $2.23 per share by 34,126,470 shares of common stock, par value $0.001 per share, of Motive, Inc. (based upon (i) the representation by Motive, Inc. in the Merger Agreement (as defined herein) that 27,755,007 shares and options and warrants to acquire an aggregate of 3,871,463 shares were outstanding as of June 16, 2008, and (ii) the 2,500,000 shares expected to be issued and outstanding as of the closing of this Offer (as defined herein) pursuant to Motive, Inc.’s previously announced settlement of securities and derivative litigation). Solely for purposes of calculating the filing fee, all shares subject to options and warrants were included, regardless of the exercise price of such option or warrant or the exercisability of such option or warrant.

**	Pursuant to Rule 0-11 of the Exchange Act, the amount of the filing fee is calculated by multiplying the transaction value by 0.00003930.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,990.81	Filing Party: Magic Acquisition Subsidiary Inc., Lucent Technologies Inc. and Alcatel Lucent

Form or Registration No.: Schedule TO	Date Filed: July 16, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑.

     This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on July 16, 2008, as amended (the “Schedule TO”), and relates to a tender offer by Magic Acquisition Subsidiary Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Lucent Technologies Inc., which is a Delaware corporation (“Parent”) and a wholly owned subsidiary of Alcatel Lucent, a société anonyme organized under the laws of the Republic of France (“Alcatel Lucent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Motive, Inc., a Delaware corporation (the “Company”), at a price of $2.23 per Share, to the seller in cash, without interest and less any required withholding taxes. The terms and conditions of the offer are described in the Offer to Purchase, dated July 16, 2008, (which, together with any amendments or supplements, collectively constitute the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of June 16, 2008 (the “Merger Agreement”), by and among Parent, Purchaser and the Company.
     All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment.
Item 11. Additional Information
Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding thereto the following:
          The Offer expired at 5:00 p.m., New York City time, on October 6, 2008. As of the expiration of the Offer, a total of approximately 29.3 million Shares were validly tendered into the Offer and not withdrawn, which represent approximately 96.0% of all outstanding Shares. Purchaser has accepted for payment all Shares that were validly tendered in the Offer and the consideration for all such Shares will promptly be paid, in accordance with the terms of the Offer. The full text of a press release issued by Alcatel Lucent announcing the results of the Offer has been filed as Exhibit (a)(5)(F) hereto and is incorporated herein by this reference.
          Pursuant to the Merger Agreement, on October 7, 2008, Purchaser merged with and into the Company, with the Company continuing as the Surviving Corporation and a subsidiary of Parent. At the Effective Time, each Share outstanding immediately prior to the Effective Time of the Merger (other than Common Shares owned by Parent or Purchaser or held by the Company, and Shares held by holders who have demanded and perfected their appraisal rights under Delaware law) has been canceled and automatically converted into the right to receive the Offer Price, without interest thereon, less any required withholding taxes.
          The full text of a press release issued by Alcatel Lucent announcing the completion of the acquisition has been filed as Exhibit (a)(5)(G) hereto and is incorporated herein by this reference.
Item 12. Exhibits
The information set forth in Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

(a)(5)(F)	Press Release issued by Alcatel Lucent, dated October 7, 2008.

(a)(5)(G)	Press Release issued by Alcatel Lucent, dated October 7, 2008.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 7, 2008

MAGIC ACQUISITION SUBSIDIARY INC.
By:	/s/ John P. O’Gorman
	Name:	John P. O’Gorman
	Title:	Vice President

LUCENT TECHNOLOGIES INC.
By:	/s/ Fred Ludtke
	Name:	Fred Ludtke
	Title:	Vice President

ALCATEL LUCENT
By:	/s/ Hubert de Pesquidoux
	Name:	Hubert de Pesquidoux
	Title:	Chief Financial Officer